

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2021

Gianluca Tagliabue
Chief Financial Officer
Ermenegildo Zegna Holditalia S.p.A.
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy

> **Re: Ermenegildo Zegna Holditalia S.p.A.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed September 30, 2021**
> **File No. 333-259139**

Dear Mr. Tagliabue:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-4

Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 195

1.   We note your response to prior comment 15 and the revisions to your registration statement; however, we continue to believe that more prominent disclosure should be provided regarding the impact of the capital distribution given its significance on the liquidity of the post-merger entity. In this regard, please address, here and in the forepart of your registration statement, the potential risks and consequences of using a majority of the proceeds from the IIAC public shareholders, the proceeds from the IIAC Sponsor, and the proceeds from the PIPE investors to essentially fund a dividend to the controlling shareholder of Zegna.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2020, page 200

2.   We note your response to prior comment 14, including the revisions you made; however, it continues to appear to us that since Zegna's historical financial statements do not reflect the capital distribution, this transaction should also be reflected in determining the Adjusted Zegna column. It appears to us that such a presentation will more appropriately reflect the historical equity structure of Zegna that the public shareholders of IIAC are investing in. Please revise the pro forma balance sheet to more clearly present the financial position of Zegna that the public shareholders of IIAC will invest in by reflecting a reduction to Zegna's historical equity and a related liability that would result from the capital distribution. As noted in your response, since the capital distribution will be funded with proceeds from the merger and related transactions, you should reflect the payment of the related liability as being paid in the Transaction Accounting Adjustments.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation, page 205

3.   We note your response to prior comment 17. Please expand your disclosure, regarding the income tax effects on the pro forma adjustments, to include the information you provided in your response letter.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustment (N), page 211

4.   Please reconcile total assets (US $) with the amount appearing on the historical balance sheet of IIAC and in note 3 or clarify why your current presentation is appropriate.

5.   We note your response to prior comment 21. As previously requested, please revise your disclosures to clarify that the primary reason for the significant listing expense is due to the fact that the fair value of the Zegna shares being issued to the IIAC Sponsor in exchange for their shares of IIAC significantly exceeds the amount the IIAC Sponsor paid to acquire their IIAC shares.

5. Net Loss per Share, page 212

6.   It appears to us that the IIAC Sponsor should refer to footnote (3). Please revise your disclosures accordingly.

Ermenegildo Zegna Holditalia S.p.A Audited Consolidated Financial Statements
7. Revenues, page F-80

7.   We note your response to prior comment 30; however, it appears you provide revenue by product line on pages 223-227 and segment revenue by sales channel on pages 233-234. In this regard, it remains unclear to us why you have not provided disaggregated revenue by product line and by sales channel, pursuant to paragraph B88 of IFRS 15, and why

your MD&A disclosures do not disclose and discuss the factors that impacted changes in revenues by product line and by sales channel during each period presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome at 202-551-3865 or Anne Mcconnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Scott D Miller